Exhibit 99.1

GreenPower Announces Plan to Manufacture Zero-Emission, All Electric School Buses in West Virginia

CHARLESTON, W.V., Jan. 12, 2022 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero-emission, electric-powered medium and heavy-duty vehicles, today joined Governor Jim Justice in announcing that it has entered into a lease/purchase agreement for a manufacturing facility in South Charleston, West Virginia, for the purpose of manufacturing zero-emission, all-electric school buses. As part of the agreement, the state of West Virginia has committed to purchase a minimum of $15 million of GreenPower vehicles produced at the facility.

GreenPower has entered into a lease/purchase agreement with the state of West Virginia to acquire properties located in South Charleston, West Virginia totaling 9.5 acres and an 80,000 square foot building. The terms of the lease require no cash up front and monthly lease payments begin nine months after production begins. All lease payments will be applied in full to the purchase of the property. GreenPower plans to begin manufacturing zero-emission, all-electric school buses in the facility by the second half of 2022. The state will provide up to $3.5 million in employment incentive payments to GreenPower for jobs created in the State as production increases over time. Title to the properties will be transferred to GreenPower once total lease and incentive payments reach $6.7 million.

"GreenPower is pleased to announce that its zero-emission, all-electric school bus manufacturing operations are expanding east of the Mississippi River with West Virginia becoming our school bus manufacturing base of operations for the region," Brendan Riley, President of GreenPower, said today at a press conference with state and local officials. "The state has agreed to facilitate the purchase of a minimum of $15 million in zero-emission GreenPower school buses produced at the facility. West Virginia has shown us that it is a pro-business state that has a workforce ready to take advantage of clean energy jobs."

"As West Virginia's economy expands and diversifies, it is important to provide skilled and high-skilled jobs to West Virginia workers for a 21st century economy," Riley continued. "Our facility will provide both training and immediate employment opportunities with a competitive wage."

"I would like to be the first to welcome GreenPower to West Virginia with open arms. We're thrilled that you've chosen to live and work in the paradise that our state offers," said West Virginia Governor Jim Justice. "West Virginia continues to be the best place to do business. I'm excited to help support GreenPower on this important project and for what the future holds for their great company and our great state."

"Under my administration, we've really focused on transforming West Virginia's image. One of the ways we're doing that is by embracing all the new technologies that are at our fingertips and GreenPower setting up shop in West Virginia is yet another exciting project that will help us move our state forward," Governor Justice continued. "As we continue to diversify our economy, manufacturing these zero-emission school buses in West Virginia will open up a world of opportunities for our state. Just as importantly, this development is going to change lives. Not only will it bring hundreds of great paying jobs to the Kanawha Valley, but the ripple effects on our state's economy are going to be off-the-charts."

Mitch Carmichael, Secretary of Economic Development in West Virginia, expressed his enthusiasm and support for GreenPower's decision to locate their new manufacturing facility in the heart of West Virginia. Said Carmichael, "West Virginia is ideally positioned to lead the nation in transitioning to electrification of the transportation network, battery research and development, and environmentally sustainable vehicles. We look forward to a great partnership with GreenPower as they are welcomed to our state as a respected corporate citizen".

"West Virginia has worked diligently to position our state as the ideal place to locate a new or expanding business. Our accomplishments are delivering great results as evidenced by the selection of West Virginia by GreenPower Motor Company, an innovative company in the expanding technology of battery-powered vehicles. We are excited to welcome GreenPower as a new corporate citizen in our state," said West Virginia Senate President Craig Blair.

Representative Roger Hanshaw (R-Clay, 33), Speaker of the House in West Virginia, stated, "We are pleased to welcome GreenPower to West Virginia's growing economy. Our state has taken the necessary steps to make West Virginia the best place in America to live, work, raise a family, and expand business opportunities. We look forward to participating in the expansion of battery powered vehicles within our society. GreenPower is a terrific addition to a diversified West Virginia economy."

South Charleston Mayor Frank Mullens said that the city was thrilled to have GreenPower join its business community. "We are in a period of prosperity and growth, and this manufacturing plant being located in South Charleston is one more feather in our cap," he stated. "Most importantly to the city's future is the kind of company GreenPower is. This is a 2022 and beyond company with a sustainable product for the long run."

"Children are more susceptible to air pollution than healthy adults because their respiratory systems are still developing and they have faster breathing rates," Riley said. He cited studies by the Natural Resources Defense Council which have estimated that school bus diesel fumes expose children to as much as 46 times the cancer risk considered significant under federal law.

According to the Environmental Protection Agency, exposure to NOx exhaust can trigger health problems like asthma, bronchitis and other respiratory issues. The primary source of NOx is motor vehicles — including school buses. Diesel exhaust is designated "carcinogenic to humans" by the International Agency for Research on Cancer.

"The majority of school buses have a significant flaw as they expel tons of toxins into the air releasing harmful substances, including hydrocarbons, carbon monoxide and other hazardous pollutants that adversely affects children's health and academic performance," Riley concluded. "Compounding the concern is the results of recent studies showing that air pollutant levels inside school buses can be greater than the ambient levels outside the bus."

"The first purpose-built, all electric school buses that are produced in South Charleston will directly benefit the health and well-being of the families in West Virginia," Riley said. "This investment represents a unique opportunity for West Virginia to improve the long-term health, development and academic performance of school-aged children, while combating pollution and reducing carbon emissions. The $15 million investment by West Virginia will leverage funds from other incentive programs to substantially increase the number of GreenPower school buses on the roads in West Virginia."

Contacts:
Brendan Riley
President, GreenPower Motor Company
(510) 910-3377

Fraser Atkinson
CEO, GreenPower Motor Company
(604) 220-8048

Susan Donahue
Skyya PR for GreenPower Motor Company
(646) 454-9378
susan.donahue@skyya.com

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com.

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond GreenPower's control. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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